

April 20, 2017

Roger Tung
President and Chief Executive Officer
Concert Pharmaceuticals, Inc.
99 Hayden Avenue, Suite 500
Lexington, MA 02421

     Re: Concert Pharmaceuticals, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed March 23, 2017
         File No. 001-36310

Dear Mr. Tung:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: John M. Mutkoski